Via EDGAR and E-mail

January 10, 2013

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc. (“Company”)
Form 10-K for the year ended December 31, 2011
Filed on March 13, 2012
File No. 000-54382

Dear Mr. Lee and Mr. Woody:

We are writing to provide information that addresses the comments you raised in your correspondence dated December 13, 2012 relating to the above-referenced Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K”). For your convenience, we have reproduced your comments below, along with our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1A. Risk Factors, page 9

If we pay distributions from sources other than cash flow from operations, we will have less funds for investments . . . , page 12

1.

We note your disclosure in this risk factor that you paid one distribution in 2011 that was sourced from real estate financings. We further note that it appears that your GAAP cash flow from operations would have been insufficient to cover such distribution payment. To the extent that there is a shortfall in GAAP cash flow from operations in relation to total distributions (including amounts reinvested through your dividend reinvestment plan), please revise this risk factor to provide the percentage coverage of your distributions in future Exchange Act reports.

Response: The Company undertakes to revise and disclose in its future Exchange Act reports the risk factor disclosure relating to dividend coverage to specify the percentage coverage with respect to total distributions and the shortfall in cash flow from operations and net income (the Company does not disclose funds from operations).

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

January 10, 2013

Consolidated Statements of Operations, page F-4

2.

We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response: The Company has considered the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification as it relates to the presentation of distributions declared per common share on the face of its Consolidated Statements of Operations, and undertakes in future Exchange Act reports to remove the disclosure from its Consolidated Statements of Operations and move the disclosure to the notes to the financial statements.

Note 5 - Real Estate Loans Receivable, pages F-23 - F-24

3.

We note that historically you have made investments in non-performing mortgage loans that have been subsequently foreclosed upon where you successfully take title to the properties securing these non-performing loans. Please clarify your consideration of SAB Topic 1I in determining whether financial statements of the property securing the non-performing loan are required to be provided.

Response: The Company has previously made investments in non-performing mortgage loans and, in certain cases, subsequently taken title to the properties securing the loans through foreclosure or similar proceedings. Upon acquiring each of these non-performing mortgage loans, the Company evaluated whether financial statements would be required pursuant to Rule 8-06 of Regulation S-X. In conjunction with the assessment of Rule 8-06, the Company reviewed Staff Accounting Bulletin (“SAB”) Topic 1I, “Financial Statements of Properties Securing Mortgage Loans.” SAB Topic 1I separates mortgage loans secured by operating properties into two groups (i) mortgage loans that do not, in economic substance, represent investments in real estate rather than loans, and (ii) mortgage loans that do, in economic substance, represent investments in real estate rather than loans. SAB Topic 1I states that the determination of whether loan accounting is appropriate should be made by the registrant and its independent accountants based on the facts and circumstances, using the guidance provided in the Financial Accounting Standards Board Accounting Standards Codification Topic 310-10 (“FASB ASC 310-10”).

The Company evaluates each of its investments in loans at the time of acquisition (or origination) to determine whether such arrangements represent, in economic substance, an investment in real estate rather than a loan based on the guidance included in the subsection of FASB ASC 310-10 related to acquisition, development, and construction (“ADC”) arrangements. In accordance with this subsection, in certain cases the lender may be deemed to have virtually the same potential rewards as those of an owner of real estate or a joint venture in real estate by virtue of participating in expected residual profit. Based on the Company’s evaluation of its non-performing mortgage loan acquisitions under FASB ASC 310-10, the Company determined that each mortgage loan was appropriately accounted for as a loan based on its conclusion that its investment as a lender does not entitle it to any residual interest or other similar equity participation in the property securing the loan at the time the loan was acquired.

Furthermore, the Company has not acquired any of its non-performing loans with the

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

January 10, 2013

primary intent to foreclose on the underlying property. The Company employs an opportunistic investment approach and has acquired non-performing mortgage loans with the intent to pursue multiple strategies to generate the highest total return for its investors, including restructuring the terms of the loan, negotiating a discounted payoff, or otherwise settling the loan, none of which would result in an interest in residual profits to the lender relative to the underlying property. For each of the non-performing loans acquired by the Company, the Company has contacted the borrower in an attempt to effect one of these resolutions. Only when these attempts have proven unsuccessful has the Company enforced its rights as a lender under the loan and foreclosed or otherwise taken title to the real estate collateral securing the loans.

The Company acknowledges that Question 1 of SAB Topic 1I states that the staff believes that the borrower’s equity in the property is adequate to support accounting for the transaction as a mortgage loan when the borrower’s initial investment meets the criteria in FASB ASC paragraph 360-20-40-18 (Property, Plant, and Equipment Topic) and the borrower’s payments of principal and interest on the loan are adequate to maintain a continuing investment in the property which meets the criteria in FASB ASC paragraph 360-20-40-19. However, Question 3 of SAB Topic 1I states that “loan accounting may not be appropriate when the lender participates in expected residual profit and has virtually the same risks as those of an owner, or joint venturer”. Question 3 also states that the determination of whether loan accounting is appropriate for these arrangements should be made by the registrant and its independent accountants based on the facts and circumstances of the individual arrangements, using the guidance provided in the ADC Arrangements Subsection of FASB ASC 310-10.

As described above, the under FASB ASC 310-10, the Company determined that each of its non-performing mortgage loan acquisitions were appropriately accounted for as investments in loans based on its conclusion that its investment as a lender did not entitle it to any residual interest or other similar equity participation in the property securing the loan at the time the loan was acquired. Although the Company did consider other factors, in accordance with FASB ASC 310-10 and reiterated in Question 3 of SAB Topic 1I, an ADC arrangement cannot be present if the lender is not participating in residual profit. None of the properties related to the loans the Company has acquired were in foreclosure upon acquisition, and for each acquisition the Company pursued several strategies, as noted above, in order to provide the highest total return to investors, prior to effecting a property foreclosure in certain cases. Lastly, with respect to each of its non-performing loans, the Company consulted with its independent auditors when making these determinations and in each case the independent auditors agreed with this determination.

Finally, all of the non-performing loans acquired by the Company were originated as standard performing mortgage loans. The Company believes that the original lenders intended them to perform in accordance with their contractual terms. The Company acknowledges that the guidance in FASB ASC 310-10 should be considered upon acquisition of an existing loan, and not only upon origination, but does not believe that such guidance would result in a change in the accounting treatment of the loan in accordance with FASB ASC 310-10 without a change in the underlying contractual loan terms. The fact that a non-performing loan is acquired by a party other than the original lender should not change the fact that the mortgage loan is properly accounted for as a loan.

Based on its conclusions regarding the economic substance of these investments as loans at time of acquisition, the Company considered Section 2350 of the Division of Corporate Finance Financial Reporting Manual (the “Financial Manual”), “Properties Securing Loans that

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

January 10, 2013

Represent an Asset Concentration” in determining whether financial statements would be required pursuant to Rule 8-06 of Regulation S-X. Section 2350.1 of the Financial Manual requires financial statements of the property securing a loan in both 1933 and 1934 Act filings if over 20% of offering proceeds (or total assets at the latest audited year-end balance sheet date, if greater) have been or will be invested in a single loan (or in several loans on related properties to the same or affiliated borrowers). We note that the Company was conducting a blind-pool, best-efforts public offering subject to Item 20.D. of Industry Guide 5, at the time of the acquisition of each of its non-performing loan investments. In conversations with the Staff of the Division of Corporation Finance regarding the application of the above significance test for an issuer conducting a blind-pool, best-efforts public offering subject to Item 20.D. of Industry Guide 5, the Staff advised that the significance denominator for “gross offering proceeds” is based on the amount in good faith expected to be raised in the offering. This is also consistent with SAB Topic 1I. When acquired, none of the non-performing loans exceeded 20% of the gross offering proceeds expected to be raised by the Company, in good faith, in its initial public offering. The Company’s primary offering terminated on November 20, 2012, with the Company raising approximately $560 million in gross offering proceeds. The largest non-performing loan which had been acquired by the Company through December 31, 2011 was acquired for approximately $19.75 million.

Note 7 - Notes Payable and Repurchase Agreements, pages F-25 - F-27

4.

We understand that you have entered into repurchase transactions accounted for as collateralized financing transactions. For each of the quarters since you entered into these repurchase transactions, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings, to the extent you continue to utilize repurchase transactions, we believe the inclusion of the information described above would be useful and should be included.

Response: Below is a table showing, from the quarter of the Company’s first repurchase transaction through the quarter during which the Company repaid all outstanding amounts due on its repurchase transactions, the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. As shown below, there are no significant differences between the average level of these transactions and the amounts outstanding at each quarter end. In future periodic filings, the Company will include the information in the table below if there are significant differences between the average level of the outstanding repurchase transactions and the amounts outstanding at each quarter end, along with an explanation for the differences.

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

January 10, 2013

	As of the End of the Quarter			Average for the Quarter
	Carrying Value of Repurchase Agreement	Book Value of Underlying Collateral	% of Investment Repurchased	Carrying Value of Repurchase Agreement	Book Value of Underlying Collateral	% of Investment Repurchased
Q4’11(1)	$30,201	$46,409	65%	$27,291	$41,986	65%
Q1’12	28,797	44,500	65%	29,505	45,392	65%
Q2’12	18,177	27,727	66%	22,395	34,454	65%
Q3’12 (2)	-	-	0%	1,976	3,040	65%

(1) The Company entered several repurchase transactions with the first repurchase transaction occuring on December 20, 2012. The average carrying value of the repurchase agreement and the average book value of the underlying collateral for the quarter reflects the average from the date of the first repurchase transaction through the end of the quarter.

(2) The Company repaid all amounts due under its repurchase transactions on July 10, 2012. The average carrying value of the repurchase agreement and the average book value of the underlying collateral for the quarter reflects the average from July 1, 2012 through July 10, 2012.

Note 10 - Segment Information, pages F-30 - F-32

5.

We note that subsequent to December 31, 2011, you have revised the composition of your reporting segments to combine non-performing loans and opportunistic real estate into one reportable segment. Please clarify how you considered the guidance in paragraph 280-10-50-11 of the Financial Accounting Standards Codification in determining that it was appropriate to aggregate. Your response should also explain how your decision to originate and fund a first mortgage loan on September 13, 2012 will impact your determination of reportable segments going forward.

Response:

Decision to combine reportable segments

The Company believes that each of its investments in non-performing loans and opportunistic real estate is an individual operating segment. The Company also believes that each of these individual operating segments meets the aggregation criteria as noted in ASC 280-10-50-11 in order to allow the Company to aggregate these various operating segments into one operating segment as these investments have similar economic characteristics. This is true notwithstanding the fact that, as described in the response to Comment 3 above, the Company determined at the time of acquisition that each of its non-performing mortgage loans did not, in economic substance, represent an investment in real estate. Investments in loans, real estate, and securities may have similar economic characteristics based on categories such as risk, duration, and return, just as investments in any one of those groups (e.g. real estate) may have different economic characteristics (e.g., a diversified equity REIT that has different reporting segments for different types of commercial properties).

The Company’s investments in real estate-related loans are secured by non-stabilized properties, and the Company’s investments in opportunistic real estate have been in non-stabilized properties. These investments typically involve a higher degree of risk compared to other types of real estate and real estate loans and do not provide a constant stream of ongoing cash flows. As noted above, the Company acknowledges that an investment in a non-performing loan does have differences from an investment in opportunistic property. For example, a non-performing loan may result in a work-out, discounted payoff or other settlement of the investment. If foreclosure proceedings are pursued, there are no contractual assurances that the Company will receive title to the property. However, from an economic point of view, whether acquiring real estate loans receivable secured by non-stabilized real

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

January 10, 2013

estate or making direct investments in opportunistic real estate, the Company’s objectives are similar. The Company’s investment strategy includes an expectation of some level of current cash flows, but is not focused as much on dividend payout and current operating performance. The investment strategy is primarily focused on opportunistic purchases and sales of real estate and real estate-related investments for the possibility of capital appreciation, recovery of amounts in excess of the Company’s discounted loan purchase prices and potentially the receipt of additional amounts, including amounts deferred during the loan term, upon loan maturity, or upon loan payoff. The Company’s main focus is the overall return on its investments measured upon disposition or repayment. The Company’s Chief Operating Decision Maker (“CODM”) reviews reports at a consolidated level that include both non-performing loans and direct investments in opportunistic real estate as similar investments. The CODM views the Company’s various types of investments as similar as they each exhibit similar economic characteristics (an investment in or secured by non-stabilized real estate) with the same investment objective of overall return on the investments upon disposition or repayment.

We note that paragraph 280-10-50-11 of the Financial Accounting Standards Codification, states the following:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36 ]):

a.  The nature of the products and services

b.  The nature of the production processes

c.  The type or class of customer for their products and services

d.  The methods used to distribute their products or provide their services

e.  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company believes that its various investments in non-performing loans and opportunistic real estate meet all of the aggregation criteria noted above. First, as described above, these investments have similar economic characteristics.

Second, aggregation is consistent with the objective and basic principles of the Subtopic. As described above, the Company’s CODM reviews reports at a consolidated level that include both non-performing loans and direct investments in opportunistic real estate as

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

January 10, 2013

similar investments, with the focus of the reports being the overall rate of return on each of the investments. The CODM views the Company’s various types of investments as similar as they each exhibit similar economic characteristics (an investment in or secured by non-stabilized real estate) with the same investment objective of overall return on the investments upon disposition or repayment.

Finally, the investments are similar in the areas identified in (a) through (e) above. The Company’s business is to invest capital in real estate and real estate-related investments and to manage both types of investments. The management of real estate involves the monitoring of and direct management of the property, while the management of real estate loans generally involves monitoring the real estate and managing the loan and borrower relationship, but in both cases with a focus on the overall return on the investments upon disposition or repayment. The process of making and managing the Company’s non-performing loans and opportunistic real estate investments is similar. And in both cases, the Company negotiates with other real estate investors and utilizes its external advisor to identify such investments. Finally, the regulatory environment for non-performing loans and direct investments in opportunistic real estate is similar (e.g., REIT tax laws, local real estate laws).

Additionally, when considering reportable segments, the Company has considered the quantitative thresholds as noted in ASC 280; however, as the CODM views all of these investments as similar investments and receives similar reporting of various performance metrics related to these investments with the focus being on total return, and also due to the fact that the Company does not believe disaggregation into multiple reporting segments would provide additional benefit to investors, the Company has determined that its investments are appropriate to aggregate into one operating segment with only one reportable segment as allowed for within ACS 280.

Origination of Mortgage Loan

On September 13, 2012, the Company originated and funded a first mortgage loan of $35.8 million. Unlike its previous loan investments, the Company expects this loan investment to perform in accordance with its contractual terms. However, similar to its previous loan investments, the underlying property is currently non-stabilized and does not generate sufficient operating cash flow to service the interest on the loan. A significant portion of the interest on the loan is deferred until the maturity date of October 1, 2015. Accordingly, this loan has similar economic characteristics to that of a non-performing loan or a direct investment in opportunistic real estate. In addition, the Company’s CODM reviews reports at a consolidated level that include this investment along with the Company’s other investments in loans and real estate. Finally, this investment is similar to the Company’s other investments in loans and real estate in the areas identified in (a) through (e) above.

The Company will continue to monitor both its operating and reporting segments on an ongoing basis to determine if any additional segments need to be reported at any time in the future, but anticipates that such changes would only occur upon a change in investment strategy.

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

January 10, 2013

* * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 417-6563.

Sincerely,

/s/ David E. Snyder

David E. Snyder

Chief Financial Officer

cc:	Christopher R. Stambaugh, Esq.
DLA Piper LLP (US)